UNIONBANC INVESTMENT SERVICES, LLC

1. ORGANIZATION AND NATURE OF BUSINESS

UnionBanc Investment Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a registered investment adviser under the Investment Advisors Act of 1940. The Company is a limited liability company that is a wholly owned subsidiary of MUFG Union Bank, N.A. (the "Parent"), a wholly owned subsidiary of MUFG Americas Holdings Corporation (the "Holding Company"). MUFG Americas Holdings Corporation is a wholly owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (the "Parent of the Holding Company").

The Company provides its services to retail and institutional clients in several core product areas: annuities, mutual funds, and fixed income products. Institutional services are delivered through a dedicated trading desk and sales force specializing in fixed income products. Retail services are delivered through a sales program consisting primarily of dedicated investment specialists. The Company clears all transactions on a fully disclosed basis through its clearing agent and, accordingly, does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting— The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the broker-dealer industry. The policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below. The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. This could materially affect the Company's results of operations and financial condition in the near term. Significant estimates made by management in the preparation of the Company's financial statements include, but are not limited to, reserve for estimated chargebacks commissions and estimating the fair value of financial instruments (see Note 5). If the Company were a standalone entity, the financial statements presented could be materially different.

Management has evaluated the potential disclosure of subsequent events through the date the financial statements were issued, February 24, 2016.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Transactions — Principal transactions are recorded on a trade-date basis. Marketable securities owned are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards codification 820, Fair Value Measurements (See Note 5), and unrealized gains and losses are included in principal transaction revenue.

Due from Parent — Net — Due from Parent — net primarily consists of management fees payable to the Parent, interest payable on intercompany borrowing, salary expense, and income taxes receivable.

Due from Affiliate — Due from Affiliate primarily consists of referral fees earned for referring clients to Mitsubishi UFJ Securities, an affiliate of the Parent of the Holding Company, for the issuance and underwriting of public debt and equity offerings.

Income Taxes — The Company's operations are included in the consolidated federal income tax returns filed by the Holding Company. For California income tax purposes, the Company files a unitary tax return with the Parent. In accordance with a tax sharing agreement with the Holding Company, a receivable or payable is recorded for the income tax benefit or liability resulting from the Company's operations. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable for 2015 operations under tax laws

Commissions — Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions for annuities and insurance contracts are reported net of chargebacks. In conjunction with the sales of annuity and life insurance contracts, the insurance company reserves the right to charge back the Company amounts equal to the commissions paid to the Company if the customer exercises rights to return the policy, or generally surrenders the policy within a 12 to 18 month period after the policy is in force. During 2015, the Company recorded chargebacks of $404,585 related to the sale of annuity and life insurance contracts as a reduction of commissions. At December 31, 2015, the Company recorded a reserve of $40,000 for estimated chargebacks not yet incurred in other liabilities.

Advisory fee—The Company provides investment advisory services to clients through two programs; the Managed Account Solutions Program ("MAS Program") and the Personal Portfolio Solutions Wrap Fee Program. Advisory fees are received up front in the quarter, therefore revenue is deferred and spread over the quarter.

Asset-based fees – revenues are comprised of fees from cash sweep programs and are recognized ratably over the period in which services are provided.

Referral Fees — Underwriting referral fees are recorded when the transaction has been brought to market and the transaction is considered closed. At the time of closing, the revenue is recorded based on estimated proceeds from the underwriting transaction.

Regulatory Fees — Regulatory fees are comprised of expenses paid to regulators for registration, assessment, license, and exam fees.

Furniture, Equipment, and Leasehold Improvements — **Net** — Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful life of each asset. The estimated life for furniture is 10 years and for equipment is 4 years. Leasehold improvements are amortized over the term of the respective lease or the estimated life of an improvement, whichever is shorter.

3. **INCOME TAXES – TO BE UPDATED WITH TAX SCHEDULE FROM CORP TAX**

The components of the Company's provision benefit for income taxes consist of the following:

	Current	Deferred	Total
Income tax expense benefit:			
Federal	$ (4,881,802)	$ 455,189	$ (4,426,613)
State	(1,002,813)	91,845	(910,968)
Total income tax expense benefit	$ (5,884,615)	$ 547,034	$ (5,337,581)

The Company's provision benefit for income taxes for the year ended December 31, 2015, differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 35%, due primarily to state taxes.

In addition, pursuant to the Company's tax-sharing agreement with the Holding Company (see Note 2), the Company had a current payable to the Parent of $721,349 at December 31, 2015, which is recorded in Due from Parent — net on the Statement of Financial Condition.

4. **RECEIVABLE FROM CLEARING ORGANIZATION**

The Company clears certain of its proprietary and customer transactions through National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments, Inc., on a fully disclosed basis. The amount payable to NFS relates to the proprietary transactions that are collateralized by securities owned by the Company.

Amounts receivable/payable from clearing organization consist of the following:

	Receivable	Payable	Total
Deposits for securities borrowed/loaned	$11,607,600	$ 2,525,415	$ 9,082,185
Payable to clearing broker		18,404,679	(18,404,679)
Receivable from clearing organization	17,593,966		17,593,966
Fees and commissions receivable/payable	5,052,310		5,052,310
Total	$34,253,876	$20,930,094	$ 13,323,782

5. **FAIR VALUE MEASUREMENT AND FAIR VALUE OF FINANCIAL INSTRUMENTS**

Valuation Methodologies — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between willing market participants at the measurement date. The Company has an established and documented process for determining fair value for financial assets and financial liabilities that are measured at fair value on either a recurring or a nonrecurring basis. When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is based upon quoted market prices for instruments with similar characteristics, dealer quotes, or pricing models. Valuation adjustments may be made to ensure the financial instruments are recorded at fair value. These adjustments include amounts that reflect counterparty credit quality.

Fair Value Hierarchy — In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three-level hierarchy as defined by U.S. GAAP. This hierarchy is based on the quality, observability, and reliability of the information used to determine fair value.

Valuation Processes — The Company's Parent has established a Valuation Committee (VC) to oversee its valuation framework for measuring fair value and to establish valuation policies and procedures. The VC's responsibilities include reviewing fair value measurements and categorizations within the fair value hierarchy and monitoring the use of pricing sources, mark-to-model valuations, dealer quotes, and other valuation processes. The VC reports to the Parent's Risk & Capital Committee and meets at least quarterly.

Fair Value Measurements on a Recurring Basis — The following table presents financial assets measured at fair value on a recurring basis as of December 31, 2015, by caption on the statement of financial condition and by valuation hierarchy level:

	Level 1	Level 2	Level 3	Fair Value
Cash and cash equivalents:				
Commercial paper	$	$ 24,999,028	$	$ 24,999,028
Total cash and cash equivalents		24,999,028		24,999,028
Marketable securities owned:				
U.S. Government sponsored agency securities		105,990,899		105,990,899
State and municipal obligations		3,336,128		3,336,128
Total marketable securities owned		109,327,027		109,327,027
Total assets	$	$ 134,326,055	$	$ 134,326,055

In assigning the appropriate levels, the Company performs a detailed analysis of the assets that are measured at fair value. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Therefore, an item may be classified in Level 3 even though there may be many significant inputs that are readily observable.

Level 1 — Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they do not entail a significant degree of judgment.

Level 2 — Valuations are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations for which all significant assumptions are observable or can be corroborated by observable market data.

Level 3 — Valuations are based on at least one significant unobservable input that is supported by little or no market activity and is significant to the fair value measurement. Values are determined using pricing models and discounted cash flow models that include management judgment and estimation, which may be significant.

The Company's policy is to recognize transfers in and out of levels 1, 2, and 3 as of the end of a reporting period. There were no transfers between level 1 and level 2 during the year.

6. **RELATED-PARTY TRANSACTIONS**

At December 31, 2015, the Company had cash of $6,293,259 deposited in non-interest-bearing checking accounts at the Parent.

The Company has a revolving line of credit to borrow up to $450 million with the Parent, which permits borrowing on an unsecured basis by the Company. The line of credit will automatically renew on the Maturity Date of March 1, 2016 for additional one-year periods unless at least ten days prior to the new Maturity Date, the Parent provides written notice to the Company of its intent not to renew this line of credit. Interest accrues monthly based on the weighted-average of federal funds overnight rate. The Company had $10 million outstanding under this line at December 31, 2015. For the year ended December 31, 2015, the Company recorded interest expense of $18,694 in relation to this line of credit. At December 31, 2015, the Company has $4,272 of accrued interest payable recorded in Due from Parent — net.

On December 15, 2015 the Company received a capital infusion of $20 million from the Parent. The Company prefers to keep capital well above $100 million which is preferred by some of its trading counterparties.

Based on a reimbursement agreement, the Company reimburses the Parent for various business services provided by the Parent, which includes all direct employee and occupancy and certain equipment expenses related to the operation of the Company. Such expenses for the year ended December 31, 2015, were $41,124,860 for employee salaries and benefits, $3,800,210 for occupancy and equipment, $865,690 for regulatory fees, $769,814 for professional services, $640,546 for travel and conferences, $774,764 for operational losses and $2,060,241 for all other expenses.

In addition, intercompany management fees are paid to the Parent for the use of certain shared resources such as administrative, legal and compliance services. In consideration for the services provided, the Company pays the Parent fees under a master services agreement, which reflects arm's length market-based pricing for those services. The Parent recognizes transfer pricing revenue when delivery (performance) has occurred or services have been rendered to the Company. Management applies a facts and circumstances evaluation to determine the most appropriate method to calculate an arm's length market-based price for services performed by the Parent for the Company. For the year ended December 31, 2015, total intercompany management fees paid to the Parent were $23,206,638.

The Parent maintains a noncontributory defined benefit pension plan (the "Plan"), covering substantially all employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. Effective October 1, 2012, the Company established a new cash balance formula for all future eligible employees. Participants receive annual pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. The funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, foreign and domestic securities, and real estate. The Plan does not contain any stock of the Parent. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial

information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company through the Parent, based on eligible employees' salaries.

Effective as of April 27, 2010, the Holding Company adopted the Stock Bonus Plan. Under the Stock Bonus Plan, the Holding Company grants restricted stock units of American Depositary Receipts representing shares of common stock of the Company's indirect parent company, Mitsubishi UFJ Financial Group, to key employees. These awards vest pro rata on each anniversary of the grant date and become fully vested three years from the grant date, provided that the employee has completed the specified continuous service requirement. Generally, the grants vest earlier if the employee dies, is permanently and totally disabled, retires under certain grant, age, and service conditions or terminates employment under certain conditions. Under the Stock Bonus Plan, the restricted stock unit participants do not have dividend rights, voting rights or other stockholder rights. The grant date fair value of these awards is equal to the closing price on date of grant. On April 15, 2014, the Holding Company granted 24,085 restricted stock units to Company employees, with a grant date fair value of $5.40 per unit. For the year ended December 31, 2014, 3,565 shares were exercised. On July 15, 2015, the Holding Company granted 31,739 restricted stock units to Company employees, with a grant date fair value of $7.18 per unit. For the year ended December 31, 2015, 14,515 shares were exercised.

The Parent also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The 401(k) matching contribution is an IRC safe-harbor match. The Parent will match pre-tax deferral contributions at the rate of 100% of the first 3%, plus 50% of the next 2% contributed. Total matching contributions available for an employee contributing at least 5% of pay on a pre-tax basis is 4%.

The Parent provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Parent's intent to maintain a level of cost-sharing at approximately 25% to 50%, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

Total pension, 401(k) plan, profit-sharing, and postretirement benefits expenses were $2,056,653 for the year ended December 31, 2015. This amount is included in the total employee salaries and benefits expense allocated from the Parent.

The Parent's Syndications and Placements group appointed Mitsubishi UFJ Securities to advise, place, and underwrite debt and equity for customers and prospects of the Company or its affiliates who seek access to public or private debt and equity markets. As such, the Company will not act as a syndicate manager and will only receive referral fees for business referred to other broker-dealers. For the year ended December 31, 2015, the Company referred 2 transactions that have closed. The transactions generated $70,195 in referral fees, all of which were from Mitsubishi UFJ Securities. At December 31, 2015, the Company had $11,585 receivable from Mitsubishi UFJ Securities recorded in Due from Affiliate.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2015, the Company had net capital of $132,811,091, which was $132,561,091 in excess of the required $250,000.

8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by NFS. As the agreement between the Company and NFS provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. As of December 31, 2015, there were no customers in default.

The Company is engaged in various trading and brokerage activities; counterparties primarily include broker-dealers, banks, municipalities, corporations, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NFS Clearing Agreement — The Company participates in a clearing agreement with NFS, under the terms of the NFS agreement, NFS acts as a sole clearing agent and carries all the Company's customer accounts on a fully disclosed basis. As such, customer security positions and money balances are held in custody with NFS. The Company, as introducing broker, pays a fee to NFS for the trade-clearing function performed on its behalf. In addition, the Company is responsible for the collection of the margin required to support transactions in margin accounts for any losses sustained by NFS resulting from a customer's failure to make timely payments on securities purchased or timely and good delivery of securities sold; and for any losses sustained by NFS from complying with written requests from the Company not to "sell out" or "buy in" accounts that have become deficient in margin. In accordance with the terms of the NFS agreement, the Company has posted a standby letter of credit in favor of NFS in the amount of $50,000. The standby letter of credit was issued by the Company's Parent and is renewed annually.

Portfolio Connection — Portfolio Connection is a product that allows customers to consolidate their finances into an integrated brokerage account with a debit card and check-writing features. The Company may be liable for potential overdrafts in customer accounts. The Company seeks to control off-balance-sheet credit risk by monitoring its customers' transactions and reviewing information from NFS on a daily basis. As of December 31, 2015, there were no outstanding items.

9. **COMMITMENTS AND CONTINGENCIES**

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

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